Preliminary Terms	Preliminary Terms No. 156
To prospectus dated January 25, 2006, and prospectus	Registration Statement No. 333-131266
supplement for leveraged index-linked securities	Dated December 1, 2006; Rule 433
dated December 1, 2006

Structured Investments	Morgan Stanley
$
Buffered Return Enhanced Notes Linked to the Nikkei 225 Index due
January 17, 2008
General
The notes are designed for investors who seek a return of twice the appreciation of the Nikkei 225 Index up to a maximum total return on the notes of 21.30% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 10%, be willing to lose some or all of their principal.
Senior unsecured obligations of Morgan Stanley maturing January 17, 2008†.
Minimum purchase of $50,000. Minimum denominations of $1,000 and integral multiples thereof.
The notes are expected to price on or about December 8, 2006 and are expected to settle on or about December 15, 2006.

Key Terms
Index: Upside Leverage Factor: Payment at Maturity:

The Nikkei 225 Index (the “Index”)
2
If the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by two, subject to a Maximum Total Return on the notes of 21.30%*. For example, if the Index Return is more than 10.65%, you will receive the Maximum Total Return on the notes of 21.30%*, which entitles you to a maximum payment at maturity of $1,213 for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 +[$1,000 x (Index Return x 2)]
*The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 21.30%.
Your principal is protected against up to a 10% decline of the Index at maturity. If the Ending Index Level declines from the Initial Index Level by 10% or less, you will receive the principal amount of your notes at maturity.
If the Ending Index Level declines from the Initial Index Level by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Index declines below 10% of the Initial Index Level and your final payment per $1,000 principal amount note will be calculated as follows:
$1,000 + [$1,000 x (Index Return + 10%) x 1.1111]
You will lose some or all of your investment at maturity if the Ending Index Level declines from the Initial Index Level by more than 10%.
Buffer Amount: Downside Factor: Index Return:	10% 1.1111 The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows:
Ending Index Level – Initial Index Level Initial Index Level
The Index Return may be positive or negative.
Initial Index Level: Ending Index Level:	The Index closing level on the pricing date. The arithmetic average of the Index closing levels on each of the five Averaging Dates.
Averaging Dates†:	January 7, 2008, January 8, 2008, January 9, 2008, January 10, 2008, and January 11, 2008
Maturity Date†:	January 17, 2008
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	61746SDB2
† Subject to postponement in the event of a market disruption event as described in the accompanying prospectus supplement for leveraged index-linked securities.
Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page S-19 of the accompanying prospectus supplement for leveraged index-linked securities and “Selected Risk Considerations” beginning on page TS-4 of these preliminary terms.
Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for leveraged index-linked securities) with the Securities and Exchange Commission, or SEC, for the offering to which these preliminary terms relate. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for leveraged index-linked securities and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Morgan Stanley, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement for leveraged index-linked securities and these preliminary terms if you so request by calling toll-free 1-800-584-6837.
You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of these preliminary terms or the accompanying prospectus supplement for leveraged index-linked securities and the prospectus. Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(2)	Proceeds to Company
Per note	$	$	$
Total	$	$	$
(1)	Certain fiduciary accounts will pay a purchase price of $ per note, and the placement agents with respect to sales made to such accounts will forego any fees.
(2)	Please see "Supplemental Plan of Distribution" in these preliminary terms for information about fees.
The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan
Placement Agent

December 1, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read these preliminary terms together with the prospectus dated January 25, 2006, as supplemented by the prospectus supplement for leveraged index-linked securities dated December 1, 2006. These Buffered Return Enhanced Notes are an issuance of our leveraged index-linked securities and their terms are further described in the prospectus supplement for leveraged index-linked securities. These preliminary terms, together with the documents listed below, contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus supplement for leveraged index-linked securities, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Prospectus Supplement for Leveraged Index-Linked Securities dated December 1, 2006:
   http://www.sec.gov/Archives/edgar/data/895421/000095010306002717/dp04146_424b2.htm
  Prospectus dated January 25, 2006:
   http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

Terms used in these preliminary terms are defined in the prospectus supplement for leveraged index-linked securities or in the prospectus. As used in these preliminary terms, the “Company,” “we,” “us,” or “our” refer to Morgan Stanley.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The “total return” as used in these preliminary terms is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 16,070 and a Maximum Total Return on the notes of 21.30% . The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return

28926.00	80.00%	21.30%
26515.50	65.00%	21.30%
24105.00	50.00%	21.30%
22498.00	40.00%	21.30%
20087.50	25.00%	21.30%
19284.00	20.00%	21.30%
17781.46	10.65%	21.30%
16873.50	5.00%	10.00%
16471.75	2.50%	5.00%
16230.70	1.00%	2.00%
16070.00	0.00%	0.00%
15266.50	-5.00%	0.00%
14463.00	-10.00%	0.00%
13659.50	-15.00%	-5.56%
12856.00	-20.00%	-11.11%
11249.00	-30.00%	-22.22%
9642.00	-40.00%	-33.33%
8035.00	-50.00%	-44.44%
6428.00	-60.00%	-55.56%
4821.00	-70.00%	-66.67%
3214.00	-80.00%	-77.78%
1607.00	-90.00%	-88.89%
0	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 16,070 to an Ending Index Level of 16,873.50. Because the Ending Index Level of 16,873.50 is greater than the Initial Index Level of 16,070 and the Index Return of 5% multiplied by 2 does not exceed the hypothetical Maximum Total Return of 21.30%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (5% x 2)] = $1,100

Example 2: The level of the Index decreases from the Initial Index Level of 16,070 to an Ending Index Level of 14,463. Because the Ending Index Level of 14,463 is less than the Initial Index Level of 16,070 by not more than the Buffer Amount of 10%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index increases from the Initial Index Level of 16,070 to an Ending Index Level of 19,284. Because the Index Return of 20% multiplied by 2 exceeds the hypothetical Maximum Total Return of 21.30%, the investor receives a payment at maturity of $1,213 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Index decreases from the Initial Index Level of 16,070 to an Ending Index Level of 12,856. Because the Ending Index Level of 12,856 is less than the Initial Index Level of 16,070 by more than the Buffer Amount of 10%, the Index Return is negative and the investor will receive a payment at maturity of $888.89 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

Selected Purchase Considerations

  APPRECIATION POTENTIAL – The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by two, up to the Maximum Total Return on the notes of 21.30%, or $1,213 for every $1,000 principal amount note. The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 21.30%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

  LIMITED PROTECTION AGAINST LOSS – Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Index Level, as compared to the Initial Index Level, of up to 10%. If the Ending Index Level declines by more than 10% of the Initial Index Level, for every 1% decline of the Index below 10% of the Initial Index Level, you will lose an amount equal to 1.1111% of the principal amount of your notes.

  DIVERSIFICATION AMONG JAPANESE EQUITIES OF THE NIKKEI 225 INDEX – The return on the notes is linked to the performance of the Nikkei 225 Index which consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange. It is a modified price-weighted average of 225 Japanese companies representing a broad cross-section of Japanese industries. For additional information about the Index, see the information set forth under “Underlying Indices and Underlying Index Publishers Information—Nikkei 225 Index” in Annex A of the accompanying prospectus supplement for leveraged index-linked securities.

  CAPITAL GAINS TAX TREATMENT – You should review carefully the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for leveraged index-linked securities, which contains the opinion of our special tax counsel, Davis Polk & Wardwell, with respect to the tax consequences of an investment in the notes. Based on that opinion, subject to the conditions and limitations set forth in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for leveraged index-linked securities, we believe that it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, even if you are an initial purchaser of notes at a price that is below the principal amount of the notes. However, the Internal Revenue Service or a court may not respect this characterization of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. The risk that buffered notes would be recharacterized, for U.S. federal income tax purposes, as debt instruments giving rise to ordinary income, rather than as an open transaction, is higher than with other non-principal protected equity-linked notes. You should consult your tax advisor regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying prospectus supplement for leveraged index-linked securities.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed on a leveraged basis of 1.1111% to each 1% decline in the Ending Index Level below the 10% Buffer Amount as compared to the Initial Index Level.

  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN – If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the stated principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 21.30%.

  THE NOTES DO NOT PAY INTEREST – Unlike ordinary debt securities, the notes do not pay interest and do not guarantee ay return of principal at maturity.

  NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Nikkei 225 Index would have.

  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment at maturity described in these preliminary terms is based on the full stated principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which affiliates of Morgan Stanley, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES – The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the Index are denominated, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

  LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Affiliates of Morgan Stanley intend to offer to purchase the notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell thenotes easily. Because other dealers are not likely to make a secondary market for the notes, the priceat which you may be able to trade your notes is likely to depend on the price, if any, at which affiliatesof Morgan Stanley are willing to buy the notes.
  POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index;
    interest and yield rates in the market generally;
    geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

  THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE THE PRICING DATE — If we determine prior to pricing that it is not reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes, the offering of the notes will be terminated.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our subsidiaries. The hedging or trading activities of our affiliates on or prior to the pricing date and on the Averaging Dates could adversely affect the value of the Index and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the Nikkei 225 Index based on the weekly Index closing level from January 5, 2001 through November 24, 2006. The Index closing level on November 29, 2006 was 16,076.20. We obtained the Index closing levels below from Bloomberg Financial Markets, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the Averaging Dates. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

License Agreements

License Agreement between Nihon Keizai Shimbun, Inc. and Morgan Stanley. As of the issue date of any notes, we will have received the consent of Nihon Keizai Shimbun, Inc., the publisher of the Nikkei 225 Index, to use and refer to the Nikkei 225 Index in connection with the notes. Nihon Keizai Shimbun, Inc. has the copyright to the Nikkei 225 Index. All rights to the Nikkei 225 Index are owned by Nihon Keizai Shimbun, Inc. See “Underlying Indices and Underlying Index Publishers Information—Nikkei 225 Index—License Agreement between NIKKEI and Morgan Stanley” in Annex A of the prospectus supplement for leveraged index-linked securities.

ERISA

See “ERISA” in the prospectus supplement for leveraged index-linked securities.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. will act as placement agents for the notes and will receive a fee from the Company that would not exceed $10.00 per $1,000 principal amount note.

TS-5